DST Systems, Inc.
333 West 11th Street
Kansas City, MO 64105
816.435.1000
www.dstsystems.com

April 30, 2013

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    DST Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-14036

Dear Ms. Collins:

DST Systems, Inc. (“DST” or the “Company”) is in receipt of your comment letter dated April 26, 2013 with respect to the above-referenced report.

We note that the letter requests a response within 10 business days, or by May 10, 2013.  We spoke with Ms. Melissa Feider, Staff Accountant, on April 26, 2013, discussing the need for an extension.  Ms. Feider requested that we submit this letter. DST intends to respond to your comment letter on or before May 24, 2013, and respectfully requests an extension until that date in which to respond to your comments.

Very truly yours,
/s/ Kenneth V. Hager

Vice President, Chief Financial Officer and Treasurer

cc:          Mr. Randall D. Young, Esq.
Mr. Gregg Wm. Givens